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SEC FILE NUMBER
000- 29472

CUSIP NUMBER
031652100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N- SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Amkor Technology, Inc.

Full Name of Registrant

Former Name if Applicable

1900 South Price Road

Address of Principal Executive Office (Street and Number)
Chandler, AZ 85248

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Amkor Technology, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 ("Form 10-Q") within the prescribed period (on or before August 9, 2006) without unreasonable effort or expense. The Company plans to file its Form 10-Q as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
As a result of a report by a third party financial analyst issued on May 25, 2006, the Company commenced a review of its historical stock option practices. The results of this review suggested that the measurement dates for accounting purposes of certain grants may be different than the respective grant dates. Following this review, on July 24, 2006 the Company’s board of directors established a special committee comprised of independent directors to conduct a review of the Company’s historical stock option practices. The special committee will be assisted by independent outside legal counsel. At this time, the special committee has neither completed its review, nor reached any preliminary or final conclusions about the Company’s stock option practices. As a result, the Company is not in a position to file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable. Upon conclusion of the review and depending on its results, the Company may be required to record non-cash charges for stock-based compensation expenses, which if material could result in a restatement of the Company’s financial statements. The Company may be required to record income tax charges on behalf of the company and certain impacted individuals.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth T. Joyce	480	821- 5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s board of directors has established a special committee comprised of independent directors to conduct a review of the Company’s historical stock option practices, as described in greater detail in Part III. At this time, the special committee has neither completed its review, nor reached any preliminary or final conclusions about the Company’s stock option practices. Upon conclusion of the review and depending on its results, the Company may be required to record non-cash charges for stock-based compensation expenses, which if material could result in a restatement of the Company’s financial statements.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties including statements regarding the review to be conducted by the special committee and the Company’s intent to file its Form 10-Q as soon as practicable. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially include: the results and findings of the review by the special committee; the impact, if any, of such results or findings on the financial statements of the Company; the Company’s inability to timely file reports with the Securities and Exchange Commission; risks associated with the Company’s inability to meet NASDAQ requirements for continued listing; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to the Company’s historical stock option practices. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Amkor Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Kenneth T. Joyce

Date			Executive Vice President and Chief Financial Officer

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